FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 20, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 20, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our TWSE MOPS filings on December 20, 2017.

Regulation: Published pursuant to Article 4 Paragraph 17 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2017/12/20

Time of announcement: 15:02:10

Subject: The BOD convenes the 2018 First Extraordinary General Meeting (including promoters' meeting of ASE Industrial Holding Co., Ltd.)

Date of events: 2017/12/20

To which item it meets: paragraph 17

Statement:

1. Date of the board of directors resolution: 2017/12/20

2. Date for convening the special shareholders' meeting: 2018/02/12

3. Location for convening the special shareholders' meeting: Zhuang Jing Auditorium, 600 Jiachang Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan

4. Cause or subjects for convening the meeting

(1)Report Items: The audit committee's report on the proposed formation of ASE Industrial Holding Co., Ltd. by way of joint share exchange between ASE and SPIL

5. Cause or subjects for convening the meeting

(2)Matters for Ratification: N/A

6. Cause or subjects for convening the meeting

(3)Matters for Discussion:

Matters for Discussion - Section 1

Proposal 1. To consider and to vote upon the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016 and as supplemented by the Supplemental Agreement dated December 14, 2017 (the "Joint Share Exchange Agreement") and the proposed share exchange and the other transactions contemplated by the Joint Share Exchange Agreement

Proposal 2. To consider and to vote upon the amendment to the Procedures for Lending Funds to Other Parties of ASE

Proposal 3. To consider and to vote upon the amendment to the Procedures of Making the Endorsement and Guarantees of ASE

Proposal 4. To consider and to vote upon the amendment to the Procedures for Acquisition or Disposal of Assets of ASE

Matters for Discussion - Section 2

Proposal 1. To consider and to vote upon the Rules of Procedure for Shareholders' Meetings of ASE Industrial Holding Co., Ltd. ("HoldCo")

Proposal 2. To consider and to vote upon the adoption of the articles of incorporation of HoldCo

Proposal 3. To consider and to vote upon the Rules Governing the Election of Directors and Supervisors of HoldCo

Matters for Discussion - Section 3 (proceeds after the completion of elections)

Proposal 1. To consider and to vote upon the proposal to waive the non-competition clauses applicable to newly elected directors of HoldCo

Proposal 2. To consider and to vote upon the Procedures for Lending Funds to Other Parties of HoldCo

Proposal 3. To consider and to vote upon the Procedures of Making the Endorsement and Guarantees of HoldCo

Proposal 4. To consider and to vote upon the Procedures for Acquisition or Disposal of Assets of HoldCo

7. Cause or subjects for convening the meeting

(4)Elections: To elect the members of the the board of directors and supervisors of HoldCo

8. Cause or subjects for convening the meeting

(5)Other Proposals: N/A

9. Cause or subjects for convening the meeting

(6)Extemporary Motions: N/A

10. Book closure starting date: 2018/01/14

11. Book closure ending date: 2018/02/12

12. Any other matters that need to be specified: N/A

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 2

Date of announcement: 2017/12/20

Time of announcement: 15:02:46

Subject: To announce the Company's material board resolution of 2017/12/20

Date of events: 2017/12/20

To which item it meets: paragraph 49

Statement:

1. Date of occurrence of the event: 2017/12/20

2. Company name: Advanced Semiconductor Engineering, Inc.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

ASE's board meeting passes the following material resolutions today:

(1)	to propose the extraordinary general meeting to pass the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016 and as supplemented by the Supplemental Agreement dated December 14, 2017 (the "Joint Share Exchange Agreement") and the proposed share exchange and the other transactions contemplated by the Joint Share Exchange Agreement

(2)	to amend the Procedures for Lending Funds to Other Parties of ASE

(3)	to amend the Procedures of Making the Endorsement and Guarantees of ASE

(4)	to amend the Procedures for Acquisition or Disposal of Assets of ASE

(5)	to adopt the Rules of Procedure for Shareholders' Meetings of ASE Industrial Holding Co., Ltd. ("HoldCo")

(6)	to adopt the articles of incorporation of HoldCo

(7)	to adopt the Rules Governing the Election of Directors and Supervisors of HoldCo

(8)	to elect the first term of directors and supervisors of HoldCo

(9)	to waive the non-competition clauses applicable to newly elected directors of HoldCo

(10)	to adopt the Procedures for Lending Funds to Other Parties of HoldCo

(11)	to adopt the Procedures of Making the Endorsement and Guarantees of HoldCo

(12)	to adopt the Procedures for Acquisition or Disposal of Assets of HoldCo

(13)	to convene ASE's first extraordinary general meeting of shareholders of 2018 (also the HoldCo's promoters' meeting) at 10am on February 12, 2018 at Zhuang

Jing Auditorium, 600 Jiachang Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A